Independent Accountant's Report

The Board of Trustees of
Dreyfus Treasury Securities Cash Management

We have examined management's assertion, included in the accompanying Report of Management on Compliance with Certain Provisions of the Investment
Company Act of 1940, that
Dreyfus Treasury Securities Cash Management
(the Company)
complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 (the Act) as of February 29, 2024.
Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Company's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants ("AICPA").
Those standards require that we
plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error.
We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent of
Dreyfus Treasury Securities Cash Management and to meet our other ethical responsibilities, as applicable for examination engagements set forth in the Preface: Applicable to All Members and Part 1 : Members in Public Practice of the
Code of Professional Conduct established by the AICPA.

Included among our procedures were the
following tests performed as of February 29, 2024 (the examination date we selected without prior notice to management) and with respect to agreement of security purchases and sales or maturities, for the period from August 1, 2023 (the immediate date after our last examination), through February 29, 2024:

Confirmation of all securities held by institutions in book entry form (e.g., the Federal Reserve Bank of Kansas City, the Depository Trust Company and various sub-custodians);

Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees, transfer agents or securities lending administrators;

Reconciliation of all such securities
to the books and records of the Company and The Bank of New York Mellon (the Custodian);

Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with The Bank of New York Mellon (the Custodian) records, if any; and

Agreement of 5 security purchases and 5 security sales or maturities, if occurred, since our last report from the books and records of the Company to corresponding bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Dreyfus Treasury Securities Cash Management complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of February 29, 2024, with respect to securities reflected in the investment account of the
Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Dreyfus Treasury Securities Cash Management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

               /s/ERNST & YOUNG LLP

New York, New York
May 28, 2024


Report of Management on Compliance with
        Certain Provisions
of the Investment Company Act of 1940

May 28, 2024

We, as members of management of
Dreyfus Treasury Securities Cash Management
(the Company),
are responsible for complying with the
requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940 ("the Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 29, 2024 and from August 1, 2023 through February 29, 2024.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Act
as of February 29, 2024 and from
August 1, 2023 through February 29, 2024, with respect to securities reflected in the investment account of the Company.

Dreyfus Treasury Securities Cash Management



By:

     /s/Jim Windels
     Jim Windels,
     Treasurer
     BNY Mellon Investment Adviser, Inc.